July 28, 2026

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Re:	Withdrawal of Registration Statement on Form S-1 (File No. 333-284183)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Aspargo Labs, Inc. (the “Company”) hereby requests that the Registration Statement on Form S-1 (File No. 333-284183), initially publicly filed with the Securities and Exchange Commission (the “Commission”) on January 10, 2025 (as amended, the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is requesting this withdrawal because the Company has determined not to pursue the direct listing of the Company’s common shares to which the Registration Statement relates. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Thank you for your attention to this matter. Should you have any questions regarding these matters, please do not hesitate to contact Keith M. Townsend of King & Spalding LLP at (404) 572-3517.

Sincerely yours,

Aspargo Labs, Inc.

By:	/s/ Michael Demurjian
Michael Demurjian
Chief Executive Officer, Chairman and Director

cc:	(via email)

Samuel Backenroth, Aspargo Labs, Inc.

Keith M. Townsend, King & Spalding LLP

Zachary J. Davis, King & Spalding LLP

Michael J. Rosenberg, Honigman LLP

N. Danny Shulman, Honigman LLP